SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                   WORLDS INC.
                                (Name of Issuer)

                          Common Stock, $.05 par value
                         (Title of Class of Securities)

                                    981918105
                                 (CUSIP Number)
                             Irving Rothstein, Esq.
                          Heller, Horowitz & Feit, P.C.
                               292 Madison Avenue
                            New York, New York 10017
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 13, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D

CUSIP NO. 981918105        13D      Page 2 of 11 Pages
          ---------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Thomas Kidrin

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [x]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
                        PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                        USA

7.       SOLE VOTING POWER
                                        1,300,000

8.       SHARED VOTING POWER
                                         -0-

9.       SOLE DISPOSITIVE POWER
                                         1,300,000

10.      SHARED DISPOSITIVE POWER
                                          -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          1,300,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            7.5%

14.      TYPE OF REPORTING PERSON*
                                            IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

CUSIP NO. 981918105        13D      Page 3 of 11 Pages
          ---------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Michael Scharf

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [x]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
                                            PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                        USA

7.       SOLE VOTING POWER
                                        1,381,250

8.       SHARED VOTING POWER
                                        -0-

9.       SOLE DISPOSITIVE POWER
                                        1,381,250

10.      SHARED DISPOSITIVE POWER
                                         -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         1,381,250

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         7.9%

14.      TYPE OF REPORTING PERSON*
                                         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

CUSIP NO. 981918105        13D      Page 4 of 11 Pages
          ---------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Steven A. Greenberg

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [x]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
                                            PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            USA

7.       SOLE VOTING POWER
                                            3,818,750

8.       SHARED VOTING POWER
                                            -0-

9.       SOLE DISPOSITIVE POWER
                                            3,818,750

10.      SHARED DISPOSITIVE POWER
                                            -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            3,818,750

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            21.9%

14.      TYPE OF REPORTING PERSON*
                                            IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                          Page 5 of 11 Pages

Item 1.  Security and Issuer

         This statement relates to Common Stock, $.05 par value (the "Common Stock"), of Worlds Inc., a New Jersey corporation ("Company"). The address of the principal executive office of the Company is 15 Union Wharf, Boston, Massachusetts 02109.

Item 2.  Identity and Background

         (a) This statement is filed on behalf of Messrs. Thomas Kidrin, Michael Scharf and Steven Greenberg (each, a "Reporting Person").

         (b) The business address of Mr. Kidrin is 15 Union Wharf, Boston MA 02109; the business address for Mr. Scharf is 667 Madison Avenue, New York, NY 10021; and Mr. Greenberg is 693 Fifth Avenue, New York, NY 10020.

         (c) Mr. Kidrin is the President, Chief Executive Officer and Treasurer of the Company. Mr. Scharf is the Chairman and President of Niagara Corporation. Mr. Greenberg is a consultant to the Company and other companies.

         (d) None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) On or about June 30, 1994, Mr. Greenberg entered into a settlement agreement in the form of a consent decree with the Securities and Exchange Commission, settling allegations against him of federal securities law violations concerning insider trading. While, Mr. Greenberg neither admitted nor denied the allegations in such civil action, he paid $1.5 million in civil penalties as part of such settlement. Neither one of the other Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.  Source and Amount of Funds or other Consideration

         Funds used by the Reporting Persons were personal.

Item 4.  Purpose of Transaction

         None of the Reporting Persons has any plans referred to in Items 4(a)-4(j) of Schedule 13D.

                                                            Page 6 of 11 Pages

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Greenberg owns 3,818,750 shares of Common Stock (representing approximately 21.9%) which he acquired at par value as a founder. Mr. Scharf owns 1,381,250 shares of Common Stock (representing approximately 7.9%)all of which were purchased at par value as a founder except for 400,000 shares purchased in June 1997 at a price of $0.50 per share. Mr. Kidrin owns 1,300,000 shares of Common Stock (representing approximately 7.5%)which were purchased at par value as a founder. Each Reporting Person disclaims beneficial ownership in the shares held by the other Reporting Persons.

         (b) Except as disclosed under item 6, each Reporting Person has the sole power to vote and dispose of the Common Stock.

         (c) By agreement dated April 13, 1999, Messrs. Greenberg, Scharf and Kidrin agreed to contribute to the capital of the Company for cancellation 881,250, 318,750 and 300,000 shares of Common Stock, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Until April 13, 2002, each of the Reporting Persons has agreed to vote any shares of Common Stock owned by him for the election of Mr. Steven Chrust as a director of the Company.

Item 7.  Material to be Filed as Exhibits

                  1.       Agreement to jointly file Schedule 13D.

                  2.       Contribution and Voting Agreement.

                                                          Page 7 of 11 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 23, 1999



_/s/_____________________
Steven Greenberg



_/s/_____________________
Michael Scharf



_/s/_____________________
Thomas Kidrin

                                                          Page 8 of 11 pages





                                    Exhibit 1

                                                          Page 9 of 11 pages

                                    Agreement
                          Joint Filing of Schedule 13D


         The undersigned hereby agree to jointly prepare and file a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Worlds Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned. Each party will only be responsible for the accuracy of the information respecting himself and will be responsible for its own filing fees.


Dated: April 23, 1999




                                                      /s/
                                                     Steven Greenberg


                                                      /s/
                                                     Michael Scharf


                                                      /s/
                                                     Thomas Kidrin

                                                         Page 10 of 11 pages




                                    Exhibit 2

                                                          Page 11 of 11 pages




Mr. Steven Chrust
SGC Advisory Services, Inc.
1786 Bedford Street
Stamford, CT 06905

Worlds Inc.
693 Fifth Avenue
New York, New York 10022

                  Re:      Contribution and Voting

Dear Sirs:

         The undersigned hereby agree, in connection with the Financial Advisory and Consulting Agreement ("Consulting Agreement") between SGC Advisory Services, Inc. and Worlds Inc. (the "Corporation"), dated as of March 23, 1999, that:

                  1. On the date hereof, they are each contributing to the capital of the Corporation for cancellation that number of shares set forth opposite his name below:

                  Steven Greenberg                                     881,250
                  Michael Scharf                                       318,750
                  Thomas Kidrin                                        300,000

                  TOTAL:                                               1,500,000

                  2. During the term of the Consulting Agreement, they will each vote any shares of stock of the corporation which they own or hereafter acquire, or over which they have voting control, for the election of Steven Chrust as a director of the corporation at any meeting of the corporation held for the purpose of electing directors (and agree to sign any written consent to elect Steven Chrust as a director if such written consent is provided in lieu of a meeting).

                                                     /s/ Steven Greenberg
                                                     --------------------
                                                     Steven Greenberg

                                                     /s/ Michael Scharf
                                                     --------------------
                                                     Michael Scharf

                                                     /s/ Thomas Kidrin
                                                     --------------------
                                                     Thomas Kidrin